Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 26 DATED APRIL 14, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to:
•Disclose Net Asset Value (“NAV”) as of March 31, 2025;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (“NAV”) Per Share
On April 14, 2025, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $11.13 as of March 31, 2025. The updated NAV per share will be effective on April 14, 2025, and will be effective until June 30, 2025 or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of March 31, 2025. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended March 31, 2025, increased by $0.18, from $10.95 to $11.13, compared to the Company’s NAV per share as of December 31, 2024, primarily due to an increase in the real estate valuation, as detailed below.

(a)Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of March 31, 2025 was $49.3 million, an increase of $900,000 or 1.86%, compared to the prior quarter valuation as of December 31, 2024 of $48.4 million.1 The increase in real estate value was due to contractual leasing momentum as further described in the Leasing Updates section.
(b)Debt Valuation - The in-place interest rate swap for $21.2 million of the $25.8 million principal loan amount bearing a fixed rate of 2.683% per annum expired March 2025. The remaining balance carried a floating rate of SOFR + 1.63% for an all-in blended interest rate of 3.26% per annum through March 11, 2025. On March 12, 2025, the Manager executed a two year extension of the mortgage loan and a new interest rate swap was put in place for the full $25.8 million principal loan amount bearing a fixed rate of 6.04% per annum.2 The value of the interest rate swap for the fixed portion of the loan decreased by approximately $213,000 due to the maturity of the previous swap and placement of the new swap.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing the Company’s public offering, the Company had raised $5,501,000 through a private placement.
As of March 31, 2025, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.
2 The Company’s total outstanding principal balance of debt was $25,817,000 (100% asset level), or $13,166,670 at our 51% ownership share as of March 31, 2025. Accordingly, the Company’s portfolio leverage ratio was 50.16% as of March 31, 2025 (calculated as the Company’s share of outstanding debt of $13,166,670 divided by our share of gross asset value of $26,247,243).

Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

To preserve liquidity for Southern Dairies loan maturity in March 2025, the Manager elected not to declare distributions or process redemptions in the first quarter of 2025. The Manager is focusing on maintaining liquidity due to required amortization under the extended loan agreement, as well as contractual leasing and capital expenditures. Future distributions and redemption requests will continue to be evaluated on a quarterly basis.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of March 31, 2025, the Asset was 96% leased with a weighted average lease term of 5.5 years. In December, the Manager executed a new lease in December for the move-in ready suite (4,900 SF; 5.8% of gross leasable area) and the tenant moved in on March 3, 2025. The Manager remains focus on lease-up of the last remaining vacancy (3,300 SF; 3.8% of gross leasable area) and is in negotiations with a short-term user for a two year term. Physical office utilization remains consistent with prior quarters, with approximately 60% of office tenants attending in person daily.
Parking
For the three months ended March 31, 2025, the Asset generated approximately $76,000 in parking revenue, a 20% decrease compared to the three months ended March 31, 2024. This is largely driven by a tenant reducing its purchased spaces from 37 down to three. Transient revenue is down as well, due to significant rainfall and below freezing temperatures at the start of the year. Historically, the first quarter has the lowest transient parking revenue, with weekend traffic being most notably impacted.
Property Activations

Throughout the first quarter, a tenant collaborated with The Legacy Leadership Project for their annual Sistering Series, which embraced the construction-inspired concept of “sistering”—reinforcing and strengthening an existing structure rather than replacing it.
The sessions included a breathing exercises and meditation workshop, a boutique branding and body empowerment photography session, and a journey through genetic and cultural inheritance. These events blended DNA research, ancestry-based wellness, faith, and connections within the African diaspora. The tenant hosted three transformative sessions, with an additional session scheduled in April.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 14, 2025

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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